UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 044104-10-7

1	Name of Reporting Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO / PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 317,226.82(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 317,226.82(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 317,226.82(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13	Percent of Class Represented by Amount in Row (11) 15.9%(3)

14	Type of Reporting Person IN

(1)  Includes: (a) 95,000 shares of Common Stock (as defined below) issuable upon the exercise of options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan on December 11, 2014, which options vest in their entirety, if at all, three years from the date of grant; (b) 1,054.82 Units (as defined below) of Ashford Hospitality Advisors LLC, the Issuer’s operating subsidiary, which Units are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis); and (c) 100% of the aggregate Securities (as defined below) held directly by Ashford Financial Corporation.

(2)  Excludes 195,579 shares of Common Stock reserved, as of September 17, 2015, for issuance by the Issuer to the Reporting Person pursuant to the Issuer’s deferred compensation plan.

(3)  Based on 1,989,770 shares of Common Stock outstanding as of August 12, 2015, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2015.

SCHEDULE 13D

Item 1.           Security and Issuer

This Amendment No. 2 dated as of September 28, 2015 (this “Amendment”) to Schedule 13D dated as of November 24, 2014, as amended by Amendment No. 1 to Statement on Schedule 13D dated as of June 24, 2015 (the “Existing Schedule 13D” and, as amended by this Amendment, the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Delaware corporation (the “Issuer”), and is being filed by Monty J. Bennett (the “Reporting Person”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2.           Identity and Background

Item 2 of the Existing Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) Name. The name of the Reporting Person is Monty J. Bennett.

(b) Business Address. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(c) Occupation and Employment. The Reporting Person is currently Chief Executive Officer and Chairman of the Board of each of the Issuer, Ashford Hospitality Trust, Inc., and Ashford Hospitality Prime, Inc.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Existing Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Spin-Off Transaction

The holdings reported by the Reporting Person herein consist of: (a) 221,172 shares of Common Stock, (b) 95,000 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant, and (c) 1,054.82 common units (“Units,” and together with the shares of Common Stock and Options held by the Reporting Person, the “Securities”) in Ashford Hospitality Advisors LLC, the operating subsidiary of the Issuer, held directly or indirectly by the Reporting Person. The Units are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis). The Securities reported herein, other than the Options, were acquired by the Reporting Person in connection with the spin-off of the Issuer from Ashford Hospitality Trust, Inc. (including an exchange offer consummated in connection with the spin-off, the “Spin-Off Transaction”), and subsequent to consummation of the Spin-Off Transaction by the Reporting Person under a Preset Diversification Program (10b5-1 Trading Plan) adopted by the Reporting Person (the “Plan”). On December 11, 2014, the Reporting Person was granted Options to purchase 95,000 shares of Common Stock, pursuant to the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant.

Agreement to Acquire Interest in Remington

On September 17, 2015, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”), with the Reporting Person and Archie Bennett, Jr. (individually an “LP Transferor,” and collectively, the “LP Transferors”); Remington Holdings GP, LLC (the “General Partner”, and together with the LP Transferors, the “Remington Holders”); solely for the purpose of conveying its interest in the Economic Interest (as defined below), MJB Investments, LP (“MJB Investments”); solely for the purpose of conveying his interest in the Profits Interest (as defined below), Mark A. Sharkey (“Sharkey”); Remington Holdings, LP (“Remington”); Ashford Advisors, Inc., a wholly owned subsidiary of the Issuer (“Newco”); Remington Hospitality Management, Inc., a wholly owned subsidiary of Newco (“Newco Sub”); Ashford GP Holdings I, LLC, a wholly owned subsidiary of Newco (“GP Holdings I”); and Remington GP Holdings, LLC, a wholly owned subsidiary of Newco Sub (“GP Holdings”).

Pursuant to the Acquisition Agreement, at the closing of the transactions under the Acquisition Agreement (the “Acquisition Transactions”), (i) the LP Transferors will transfer, in equal amounts, 80% of the limited partnership interests in Remington to Newco and the General Partner will transfer all of the general partnership interests in Remington to GP Holdings and GP Holdings I; (ii) MJB Investments will transfer 80% of the economic interests in the limited partnership interests in Remington held by the Reporting Person through MJB Investments (the “Economic Interest”) to Newco; and (iii) Sharkey will transfer to Newco his equity ownership interest in Remington that, subject to certain terms, entitles him to up to $3 million of the total economics in Remington under certain circumstances (the “Profits Interest” and collectively, the “Transferred Securities”). The LP Transferors will retain an aggregate 20% limited partnership interest in Remington.

In consideration for the Transferred Securities, the respective holders thereof will receive aggregate consideration of $331,650,000 funded as follows: (i) 916,500 shares of nonvoting common stock of Newco, (ii) 9,200,000 shares of Newco 6.625% Convertible Preferred Stock (“Newco Preferred Stock”), and (iii) solely in exchange for the general partnership interests in Remington, a non-negotiable promissory note issued by Newco Sub in the aggregate principal amount of $10,000,000 payable in sixteen consecutive and equal quarterly installments (the “Newco Sub Promissory Note”).

The Acquisition Agreement provides that at, and as a condition to, the closing of the Acquisition Transactions, as part of an overall plan of exchange that includes the transfer of the Transferred Securities (other than the Transferred Securities that are transferred for the Newco Sub Promissory Note) that is intended to be treated as a tax-free exchange for Newco common stock and Newco Preferred Stock, the Issuer will contribute all of its assets and liabilities, including its ownership interest in its subsidiaries, to Newco, in exchange for shares of voting common stock of Newco. After the contribution of the assets by the Issuer and the closing of the Acquisition Transactions, the Issuer will own 70.6% of the common stock of Newco, and the LP Transferors will own 29.4% of the common stock of Newco.  The common stock of Newco is intended to be economically equivalent to the Issuer’s common stock.

The Acquisition Agreement is contingent upon, among other things, the issuance by the Internal Revenue Service of a private letter ruling that Remington will not fail to qualify as an “eligible independent contractor” under the Internal Revenue Code of 1986, as amended, regulatory approval and the affirmation vote of the Issuer’s common stockholders.

At the closing of the Acquisition Transactions, the parties will enter into an investor rights agreement (the “Investor Rights Agreement”) and a limited partnership agreement (the “Limited Partnership Agreement”) governing the relationship of the parties subsequent to such closing.  Pursuant to the Investor Rights Agreement, the Reporting Person and the other Remington Holders will be granted the ability to nominate a representative for election to the board of directors of the Issuer and of Newco, and in the event Newco fails to pay a dividend at the rate of 6.625% per annum on the Newco Preferred Stock for two consecutive quarterly periods, the board of directors of Issuer and of Newco will be increased by two seats and the Reporting Person and the other holders of the Newco Preferred Stock will be entitled to designate two individuals to fill such newly created seats.  In addition, the holders of the Newco Preferred Stock, the holders of the Newco common stock and the holders of the retained 20% interest in Remington will be subject to certain put and call rights.  Furthermore, the Newco common stock may be converted into Issuer’s common stock upon a change of control of the Issuer or Newco that is not supported by the Reporting Person.

Under the Investor Rights Agreement, the combined voting power of the voting securities of Newco held by the Reporting Person, Mr. Archie Bennett, Jr., MJB Investments, Mr. Sharkey and their permitted transferees (collectively, the “Covered Investors”) will be limited to 25%, and the combined voting power of the voting securities of the Issuer held by the Covered Investors will be limited to 25% for four years.

The foregoing descriptions of the Acquisition Agreement, the Investor Rights Agreement and the Limited Partnership Agreement do not purport to describe all of the terms of such agreements and are qualified in their entirety by the full text of such agreements, copies of which are filed as exhibits to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 18, 2015 and are incorporated herein by reference.

Item 4.           Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Person, directly or indirectly through certain affiliates, acquired the Securities through the Spin-Off Transaction and for investment purposes. As a result of the Reporting Person’s position as Chief Executive Officer of the Issuer and as Chairman of the Issuer’s Board of Directors, the Reporting Person effects a measure of control over the Issuer. The Reporting Person evaluates, and will continue to evaluate, his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Issuer, some or all of the Units into shares of Common Stock; (iii) disposing of all or a portion of the Securities in the open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has adopted the Plan pursuant to which additional shares of Common Stock may be purchased, from time to time, on behalf of the Reporting Person pursuant to the parameters set forth in such Plan. The Reporting Person has also entered into the Acquisition Agreement described in Item 3, which description is incorporated by reference in its entirety into this Item 4. Other than the adoption of the Plan and the Acquisition Agreement, the Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person’s future actions with regard to his investments are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above or reflected below, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, except as announced by the Issuer of its intention to present a proposal to the Issuer’s stockholders at the first annual meeting of stockholders to declassify the Issuer’s Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 317,226.82 shares of Common Stock (including (x) 95,000 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant, and (y) 1,054.82 Units that are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis)), representing approximately 15.9% of the Issuer’s outstanding Common Stock. The Securities are held as follows:

(i) 14,154 shares of Common Stock, 95,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held directly by the Reporting Person;

(ii) 53,726 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii) 115,477 shares of Common Stock and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv) 11,602 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v) 18,450 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation; and

(vi) 7,763 shares of Common Stock and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. The Reporting Person has not acquired nor disposed of shares of Common Stock or Units during the 60-day period immediately preceding the filing date of this Amendment to Schedule 13D.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Existing Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Person has entered into the Acquisition Agreement described in Item 3, which description is incorporated by reference in its entirety into this Item 6.

Item 7.           Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and restated to read in its entirety as follows:

Exhibit No.	Description

2.1*

Acquisition Agreement, dated as of September 17, 2015 among Archie Bennett, Jr. and Monty J. Bennett, Remington Holdings GP, LLC, MJB Investments, LP, Mark A. Sharkey, Remington Holdings, LP, Ashford, Inc., Ashford Advisors, Inc., Remington Hospitality Management, Inc., Ashford GP Holdings I, LLC and Remington GP Holdings, LLC. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2015)

99.1	Form of Investor Rights Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2015)
99.2	Form of Certificate of Incorporation of Ashford Advisors, Inc. (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2015)
99.3

Form of Certificate of Designation of 6.625% Convertible Preferred Stock of Ashford Advisors, Inc. (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2015)

99.4	Form of Agreement of Limited Partnership of Remington Holdings, L.P. (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2015)

* The disclosure schedules referenced in the Acquisition Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Issuer hereby undertakes to furnish supplementally a copy of the omitted disclosure schedules upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date:  September 28, 2015

/s/ Monty J. Bennett
Monty J. Bennett